UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

SIMILARWEB LTD.

(Name of Issuer)

Ordinary Shares

(Title and Class of Securities)

M84137104

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. M84137104	Schedule 13G/A

1	NAME OF REPORTING PERSON
Or Offer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,444,250 (1)
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
6,444,250 (1)
	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,444,250 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.12% (2)
12	TYPE OF REPORTING PERSON
IN

(1)	Consists of 3,796,106 ordinary shares held by Mr. Offer and 2,648,144 ordinary shares issuable upon the exercise of options that vest within 60 days of February 14, 2023.
(2)	Based on 76,676,485 ordinary shares outstanding as of January 31, 2023 and 2,648,144 ordinary shares issuable upon the exercise of options that vest within 60 days of February 14, 2023, which together constitute the outstanding securities under Securities Exchange Act Rule 13d-3(d)(1)(i).

CUSIP No. M84137104	Schedule 13G/A

Item 1.

(a)	The name of the issuer is Similarweb Ltd. (the “Issuer”).

(b)	The Issuer’s principal executive offices are located at:

33 Derech Yitzhak Rabin

Givatayim, 5348303, Israel

Item 2.

(a)

This Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13G filed on February 14, 2022 (the “Statement”) is being filed by the below-listed person with respect to the ordinary shares, NIS 0.01 par value, of the Issuer (the “Ordinary Shares”) beneficially owned by the person (the “Reporting Person”) filing this Amendment.

1. Or Offer.

(b)	The principal business office for the Reporting Person is:

33 Derech Yitzhak Rabin

Givatayim, 5348303, Israel

(c)	Citizenship:

Israel

(d)	This Statement relates to the ordinary shares of the Issuer.

(e)	The CUSIP Number of the ordinary shares is M84137104.

Item 3. Filing Category.

Not applicable.

CUSIP No. M84137104	Schedule 13G/A

Item 4. Ownership.

(a)	Amount beneficially owned:

The Reporting Person collectively may be deemed to beneficially own 6,444,250 ordinary shares.

(b)

Percent of Class:

The Reporting Person may be deemed to be the beneficial owner of the percentage of ordinary shares listed on such Reporting Person’s cover page. Percentage amounts are calculated based upon 76,676,485 ordinary shares outstanding as of January 31, 2023 and 2,648,144 ordinary shares issuable upon the exercise of options that vest within 60 days of February 14, 2023, which together constitute the outstanding securities under Securities Exchange Act Rule 13d-3(d)(1)(i).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote of shares:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of shares:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of shares:

See Item 8 of each cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

CUSIP No. M84137104	Schedule 13G/A

Item 8.	Identification and Classification of Members of a Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

Not Applicable.

CUSIP No. M84137104	Schedule 13G/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

/s/ Or Offer
Name: Or Offer
Title: Natural Person

CUSIP No. M84137104	Schedule 13G/A

EXHIBIT INDEX TO SCHEDULE 13G/A

Not Applicable